Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.

SUPPLEMENT NO. 3 DATED MAY 10, 2011
TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, as supplemented by Supplement No. 2, dated April 28, 2011, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 3 shall have the same meanings set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose:

•	the status of our public offering;

•	our acquisition of a multifamily property located in Louisville, Kentucky; and

•	our potential acquisition of a multifamily property located in Olathe, Kansas.

Status of Our Public Offering

We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of May 5, 2011, we had received and accepted investors’ subscriptions for and issued 1,049,779 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $10,426,838. As of May 5, 2011, we had raised approximately $16,271,163 in gross offering proceeds in both our private and public offerings.

As of May 5, 2011, approximately 148,950,221 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2012, unless extended, or the date on which the maximum offering amount has been sold.

Acquisition of the Arbor Pointe Apartments

On May 5, 2011, or the closing date, we acquired a fee simple interest in a 130-unit multifamily residential property located at 2405 Arbor Pointe Drive in Louisville, Kentucky commonly known as the Arbor Pointe Apartments, or the Arbor Pointe property, through SIR Arbor Pointe, LLC, or SIR Arbor Pointe, a wholly-owned subsidiary of Steadfast Income REIT Operating Partnership, LP, our operating partnership. On February 16, 2011, Steadfast Asset Holdings, Inc., or Steadfast Holdings, an affiliate of our sponsor, entered into a Real Estate Purchase and Sale Agreement for the purchase of the Arbor Pointe property, or the purchase agreement, with Arbor Pointe, L.P., an unaffiliated third party, or the seller. On the closing date, Steadfast Holdings assigned the purchase agreement to SIR Arbor Pointe.

Financing and Fees

SIR Arbor Pointe acquired the Arbor Pointe property from the seller for an aggregate purchase price of $6,500,000, exclusive of closing costs. SIR Arbor Pointe financed the payment of the purchase price for the Arbor Pointe property with a combination of (1) proceeds from our public offering and (2) a loan in the aggregate principal amount of $5,200,000 from PNC Bank, National Association, or the lender, pursuant to the requirements of the Fannie Mae DUS Supplement Loan Program and evidenced by a promissory note dated May 4, 2011, or the Arbor Pointe Note. For additional information on the terms of the Arbor Pointe Note, see “—Arbor Pointe Note” below.

An acquisition fee of approximately $135,000 was earned by our advisor in connection with the acquisition of the Arbor Pointe property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Arbor Pointe property as of the closing of the acquisition was 8.65%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected net operating income of the property for the remaining fiscal year in which the acquisition occurred based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.

Arbor Pointe Note

In connection with the acquisition of the Arbor Pointe property, SIR Arbor Pointe borrowed $5,200,000 from the lender pursuant to the Arbor Pointe Note. The Arbor Pointe Note has an 84 month term with a maturity date of June 1, 2018, or the maturity date, and payments under the Arbor Pointe Note are based upon a 30 year amortization schedule. SIR Arbor Pointe paid a loan origination fee of $52,000 to the lender in connection with the Arbor Pointe Note.

Interest on the outstanding principal balance of the Arbor Pointe Note will accrue at a rate of 4.86% per annum, or the interest rate, and a monthly payment of principal and interest in the amount of $27,472 will be due and payable on the first day of each month, commencing June 1, 2011, until the maturity date. The entire outstanding principal balance of the Arbor Pointe Note, plus any accrued and unpaid interest thereon, is due and payable in full on the maturity date. So long as any monthly payment or any other amount due under the Arbor Pointe Note remains past due for thirty (30) days or more, interest will accrue on the unpaid principal balance of the Arbor Pointe Note at a rate equal to the lesser of (1) the interest rate plus 4.0% or (2) the maximum interest rate which may be collected by the lender under applicable law. So long as any payment due under the Arbor Pointe Note is not received by the lender within ten days after such payment is due, SIR Arbor Pointe will pay to the lender, immediately and without demand by the lender, a late charge equal to 5.0% of the amount of the payment due. SIR Arbor Pointe may voluntarily prepay all, but not less than all, of the unpaid principal balance of the Arbor Pointe Note and all accrued interest thereon and other sums due to the lender under the Arbor Pointe Note on the last day of any calendar month during the term of the Arbor Pointe Note, provided that SIR Arbor Pointe must provide the lender with at least thirty (30) days and not more than sixty (60) days prior written notice of such prepayment. SIR Arbor Pointe must also pay a prepayment fee to the lender, calculated in accordance with the terms of the Arbor Pointe Note, in connection with any voluntary prepayment of the Arbor Pointe Note, provided that no prepayment fee will be payable in connection with any prepayment of the Arbor Pointe Note made during the three calendar months prior to the maturity date.

The performance of the obligations of SIR Arbor Pointe under the Arbor Pointe Note is secured by a Multifamily Mortgage, Assignment of Rents and Security Agreement between SIR Arbor Pointe and lender with respect to the Arbor Pointe Property, or the multifamily mortgage, and (2) an assignment of the management agreement for the Arbor Pointe property by SIR Arbor Pointe and Steadfast Management Co., Inc., or the property manager, an affiliate of our sponsor and the property manager for the Arbor Pointe property, for the benefit of the lender, or the management agreement assignment. Pursuant to the management agreement assignment, SIR Arbor Pointe may not transfer the management responsibilities with respect to Arbor Pointe property to any other property manager or terminate or amend the management agreement without the lender’s prior written consent, and upon any event of default under the Arbor Pointe Note or the multifamily mortgage, the lender may terminate the management agreement without cause upon prior written notice to the property manager. For additional information on the management agreement for the Arbor Pointe property, see “—Management of Property” below.

SIR Arbor Pointe will have no personal liability under the Arbor Pointe Note or any other loan document for the repayment of the principal and interest and any other amounts due under the Arbor Pointe Note or any other loan document, collectively referred to as the “indebtedness,” or for the performance of any other obligations under the Arbor Pointe Note or any other loan documents; provided, however, that SIR Arbor Pointe will be personally liable to the lender for the repayment of a portion of the indebtedness equal to any loss or damage suffered by the lender as a result of, among other events, (1) failure of SIR Arbor Pointe to pay to the lender upon demand after an event of default all rents and security deposits to which the lender is entitled under the multifamily mortgage, (2) failure of SIR Arbor Pointe to apply all insurance proceeds and condemnation proceeds as required by the multifamily mortgage, (3) fraud or written material misrepresentation by SIR Arbor Pointe or any officer, director, partner, member or employee of SIR Arbor Pointe in connection with the indebtedness or any request for any action or consent by the lender, (4) waste or abandonment of the Arbor Pointe property, (5) SIR Arbor Pointe’s acquisition of any real property other than the Arbor Pointe property or operation of any business other than the management of the Arbor Pointe property, (6) certain prohibited transfers of ownership interests in SIR Arbor Pointe or the Arbor Pointe property under the multifamily mortgage, and (7) certain bankruptcy and insolvency events with respect to SIR Arbor Pointe.

In connection with the Arbor Pointe Note, we have absolutely, unconditionally and irrevocably guaranteed to the lender the full and prompt payment when due of all amounts for which SIR Arbor Pointe is personally liable under the Arbor Pointe Note, as described above.

Management of Property

On the closing date, SIR Arbor Pointe and the property manager entered into a Property Management Agreement, or the management agreement, pursuant to which the property manager will serve as the exclusive leasing agent and manager of the Arbor Pointe property. Pursuant to the management agreement, SIR Arbor Pointe will pay the property manager a monthly management fee in an amount equal to 3.5% of the Arbor Pointe property’s gross collections (as defined in the management agreement) for each month. The management agreement has an initial one year term and will continue thereafter on a month-to-month basis unless either party gives thirty (30) days’ prior written notice of its desire to terminate the management agreement, provided that SIR Arbor Pointe may terminate the management agreement at any time without cause upon thirty (30) days’ prior written notice to the property manager and upon five (5) days’ prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees.

Description of the Property

The Arbor Pointe property was constructed in 1995 and consists of 60 two-bedroom, garden style apartments and 70 three-bedroom townhouses. The units at the Arbor Pointe property average approximately 1,150 square feet and each unit includes two bathrooms, central heat and air conditioning, a full set of kitchen appliances, washer and dryer connections and private patios or balconies. Common area amenities at the Arbor Pointe property include an on-site management office, swimming pool, playground and community room. The Arbor Pointe property operates under the Low Income Housing Tax Credit (LIHTC) program, which requires that 100% of the units at the Arbor Pointe property be rented to tenants earning no more than 60% of the area’s median income.

As of May 3, 2011, the Arbor Pointe property was approximately 97% occupied and units at the Arbor Pointe property had an average monthly rent of approximately $735 per unit. We calculate the average rent based on lease payments actually received during the period.

We believe that the Arbor Pointe property is suitable for its intended purposes and is adequately covered by insurance. For 2010, the Arbor Pointe property was taxed at an effective rate of 1.17%, reflecting estimated real estate taxes on the Arbor Pointe property of approximately $59,518. In connection with the Arbor Point Note, SIR Arbor Pointe deposited the sum of $144,889, or the deposit, with the lender. Upon SIR Arbor Pointe’s request, the lender will disburse the deposit to SIR Arbor Pointe in order to reimburse SIR Arbor Pointe for the cost of certain required repairs and upgrades to the Arbor Pointe property to be completed over the next twelve months, including, but not limited to, parking lot repairs, landscaping, roof repairs, balcony and deck repairs, drainage improvements, siding repairs and partial door replacements.

The Arbor Pointe property is located in the Hurstbourne Acres submarket of downtown Louisville, Kentucky, which has been a growing submarket of downtown Louisville for the past 20 years and enjoys convenient access to employment centers, large national retailers, several institutions of higher learning and Louisville’s downtown medical research campus. The Arbor Pointe property faces competition from other multifamily apartment properties located in the downtown Louisville sub-market, including Cherry Springs, Four Seasons and Regent Park, each of which is located within two miles of the Arbor Pointe property.

For federal income tax purposes, we estimate that the depreciable basis in the Arbor Pointe property will be approximately $5,613,876. We will depreciate buildings based upon an estimated useful life of 27.5 years.

Potential Property Acquisition

On May 6, 2011, our board of directors authorized our officers to pursue the potential acquisition of Clarion Park, a 220-unit multifamily property located in Olathe, Kansas. Clarion Park was built in 1994 and consists of 40 one-bedroom apartments, 132 two-bedroom apartments and 48 three-bedroom apartments. Units at Clarion Park range from 720 square foot one-bedroom units to 1,150 square foot three-bedroom units. Unit amenities at Clarion Park include full size washer and dryer connections in each unit, spacious walk-in closets, ceiling fans, private balcony or patio, wood burning fireplaces, finished basements and vaulted ceilings, provided that some amenities are only available in select units. Common area amenities at Clarion Park include a management office, clubhouse, playground, swimming pool and laundry facility. Clarion Park operates under the Low Income Housing Tax Credit (LIHTC) program, which requires that 100% of the units at Clarion Park be rented to tenants earning no more than 60% of the area’s median income. As of May 2, 2011, occupancy at Clarion Park was approximately 99%.

Olathe is a desirable submarket located approximately 20 minutes south of downtown Kansas City with a population of approximately 125,000. Olathe has been recognized by Money Magazine as one of the Top 10 “Best Places to Live” in the United States and one of the “Top 50 Cities to Raise a Family,” and Olathe and the surrounding communities are home to some of the nation’s largest Fortune 400 companies, including Sprint-Nextel, Garmin, and Embarq. Clarion Park has excellent freeway access and multiple retail centers are located nearby.

An affiliate of our advisor has entered into an agreement to purchase Clarion Park for $11,350,000. Subject to the conditions set forth below, we expect that the purchase agreement will be assigned to a wholly-owned subsidiary of our operating partnership prior to the closing of the acquisition. We anticipate funding the acquisition of Clarion Park with the proceeds from our public offering and third party financing. The assignment of the purchase agreement and our acquisition of Clarion Park are subject to substantial conditions to closing, including our ability to raise sufficient capital in our ongoing public offering to fund a portion of the purchase price, our ability to obtain appropriate financing for the acquisition on acceptable terms and the absence of material adverse developments at the property. Due to the substantial conditions to closing the acquisition, there is no assurance that we will close the acquisition of Clarion Park on the terms described above or at all.

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